

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Nir Barkan
Chief Executive Officer
SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel

      Re: SatixFy Communications Ltd.
          Registration Statement on Form F-3
          Filed May 31, 2024
          File No. 333-279869

Dear Nir Barkan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing